SanDisk Corporation
951 SanDisk Drive
Milpitas, CA 95035-7932
Phone: 408-801-1000
Fax: 408-801-8657

Mr. Patrick Gilmore
Accounting Branch Chief
Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549

Re:	SanDisk Corporation
Form 10-K for Fiscal Year Ended December 30, 2012
Filed February 19, 2013
File No. 000-26734

Dear Mr. Gilmore:

SanDisk Corporation (“SanDisk,” the “Company” or “we”) hereby sets forth the following information in response to the comments contained in the correspondence of the staff of the Securities and Exchange Commission (the “Staff”), dated May 6, 2013, relating to the Company’s Annual Report on Form 10-K (File No. 000-26734) for the fiscal year ended December 30, 2012 (the “Form 10-K”). We have set forth below the comments received from the Staff. Following each Staff comment is the Company’s response thereto.

Form 10-K for the Fiscal Year Ended December 30, 2012

Item 7. Management’s Discussion and Analysis of Financial Condition and Results of Operations

General

1.	We note from your earnings call on January 23, 2013 that you:

•	launched a new initiative to sell your products to value-added resellers and systems integrators which represents a new distribution channel;

•	estimate industry supply growth to be in the 30%-40% range which is expected to contribute to a significantly improved pricing environment in 2013;

•	expect additional demand for NAND flash in 2013 as a result of an increasing proportion of PCs being sold with solid state storage and the prevalence of cloud-based services;

•	expect significant growth opportunities for flash memory storage in the mobile platform area; and

•	discuss expected capital investments for 2013.

We further note that these items do not appear to have been addressed in the overview, results of operations or liquidity and cash flows sections of MD&A. Please tell us what consideration was given to disclosing these items and whether these items represent known trends or uncertainties that have had or will have a material favorable or unfavorable impact on revenues or earnings pursuant to Item 303(a) of Regulation S-K.

Response: In response to the Staff’s comment, set forth below is a description of the considerations that we gave to each item identified by the Staff above in preparing the MD&A section of our Form 10-K and whether those items represent known trends or uncertainties that have had or will have a material favorable or unfavorable impact on our net sales or revenues or income from continuing operations pursuant to Item 303(a) of Regulation S-K.

•	launched a new initiative to sell your products to value-added resellers and systems integrators which represents a new distribution channel
As discussed in our earnings call on January 23, 2013, we launched a new distribution channel to help us drive further growth in our solid state drive (SSD) sales by offering SSD solutions to value-added resellers, system integrators and direct market resellers. While this new distribution channel was launched in the first quarter of fiscal year 2013 and therefore did not impact our fiscal year 2012 results, we added the following disclosure to our Form 10-K, Part I, Item 1, “Business” in order to inform investors about our activities in this new channel:
“In order to maximize the market penetration of our products, we are also expanding our distribution channels to better reach small and medium business customers.”
As our new distribution channel develops, we will evaluate whether there are any relevant trends to disclose in the MD&A of future filings.

•	estimate industry supply growth to be in the 30%-40% range which is expected to contribute to a significantly improved pricing environment in 2013
In light of the Staff’s comments, in future filings starting with our Form 10-Q for the quarter ending June 30, 2013, we will evaluate our Management Discussion and Analysis (MD&A) Overview to consider including disclosure regarding industry supply growth trends that we believe we can reasonably estimate and that are reasonably likely to have a material favorable or unfavorable impact on our net sales or revenues or income from continuing operations. We expect that such disclosure would be similar to the following, with modifications and updates as appropriate for then-current information and expectations:
“While we experienced a steep rate of price decline in the year ended December 30, 2012, largely due to oversupply in the NAND industry in the first half of fiscal year 2012, we expect that industry supply growth for fiscal year 2013 will be more moderate than in fiscal year 2012, and we believe this will contribute to a shallower rate of price decline in fiscal year 2013. We expect our own supply growth to be lower than the estimated industry supply growth.”

•	expect additional demand for NAND flash in 2013 as a result of an increasing proportion of PCs being sold with solid state storage and the prevalence of cloud-based services
In our Form 10-K, Part II, Item 7, “MD&A–General” section, paragraph 5, we state:
“Over the next several years, we believe that the largest growth areas for NAND flash memory will be SSD solutions in the client computing and enterprise data center markets...We continue to focus on adapting our business to the changing end-markets for NAND flash memory and aligning our resources accordingly.”
We believe that this statement adequately expresses our expectation regarding changing demand for NAND flash in client computing SSDs, which refers to solid state storage in PCs, and enterprise data center SSDs, which refers in part to the use of solid state storage in cloud-based services.

•	expect significant growth opportunities for flash memory storage in the mobile platform area
In our Form 10-K, Part II, Item 7, “MD&A–General” section, paragraph 5, we state:

“With the emergence of the smartphone and tablet markets, our sales of embedded NAND flash memory and cards for mobile phones, tablets, and other mobile devices have now increased, and now represent the largest percentage of our product revenues. Over the next several years…the mobile market for NAND flash memory is expected to grow at a slower rate than in the past.”
We believe that this statement adequately expresses our expectation that demand for NAND flash in mobile platforms will continue to grow, but at a slower rate than in the past.

•	discuss expected capital investments for 2013
In our Form 10-K, Part II, Item 7, “MD&A–Liquidity and Capital Resources,” we disclose:
“During fiscal year 2013, we expect our total capital investment to be $1.2 billion to $1.3 billion, comprised of our portion of capital investments in Flash Ventures of approximately $850 million to $950 million and our investment in non-fab property and equipment of approximately $350 million. We expect the capital investments in Flash Ventures to be funded through Flash Ventures’ working capital and equipment leases, and we expect the non-fab property and equipment to be funded through our cash. Our current estimate of capital investments for the Flash Ventures includes productivity and technology transition investments, and does not include any new wafer capacity additions.”
We believe that the aforementioned disclosure in our Form 10-K reflected the most current expectation of our capital investments in fiscal year 2013 at the time of our Form 10-K filing.

Results of Operations, page 34

2.
Please provide us with the activity in your price protection, promotions and other activities account for each year presented and tell us what consideration was given to providing a discussion of this information in MD&A considering your discussion of the results of operations does not provide investors much insight into the trends and uncertainties related to these adjustments which may have a material effect on revenue. We refer you to SEC Release 33-8350.

Response: We use various pricing mechanisms in selling and distributing our products, and our price protection, promotions and other activities are primarily direct offsets to the cash collected through accounts receivable that would not require the presentation of the corresponding activity. The activity in our price protection, promotions and other activities does not impact all customers, is highly negotiated with each customer and is determined on a case-by-case basis based on a multitude of factors, and therefore is not necessarily an indicator of or reflective of business trends. Within our industry, one of the more meaningful revenue metrics to investors is the change in average selling price per gigabyte, which represents the change in the net price recognized as revenue on our products after accounting for all related revenue deductions. The change in average selling price per gigabyte for the year-over-year periods, which is inclusive of related pricing adjustments, is disclosed in the MD&A discussion of Product Revenues. As discussed in our response to Comment No. 1 above, in the MD&A of our Form 10-K, we included disclosures regarding demand trends, which impact changes in average selling price per gigabyte, and in future filings starting with our Form 10-Q for the quarter ending June 30, 2013, we will evaluate our MD&A Overview to consider including disclosure regarding our estimates of industry supply growth, which may provide further insight into our expectations for changes in average selling price per gigabyte.

Item 8. Financial Statements and Supplementary Data

Note 9. Concentrations of Risk and Segment Information

Concentration of Credit Risk, page F-35

3.
We note your disclosure of revenues by geographic areas as well as by significant customers and groups of significant customers. However, we note that you have not provided similar disclosure with regard to geographic concentration or the counterparties to your financial instruments such as accounts receivable. Please tell us what consideration was given to ASC 825-10-50-20 and 21 with regard to your financial instruments.

Response: Since our revenues are derived from sales to OEMs, retailers and distributors, we believe the most meaningful disclosure related to concentration of credit risk is by customer and not by geographic concentration. There was one customer that represented greater than 10% of the total accounts receivable, net balance which was also the same and only customer that represented greater than 10% of total revenue. This greater than 10% customer for fiscal year 2012 was Apple, Inc. which we do not believe represents a collection risk. We concluded that additional disclosure concerning accounts receivable was unnecessary, due to the creditworthiness of the significant customer. However, in light of the Staff’s comment, we will update future filings to disclose customers that represent greater than 10% of accounts receivable or customers that have other known trends that may have a material adverse impact on our concentration of credit risk.

We believe that our disclosures in our Form 10-K, Part II, Item 8 (Footnote 4, “Derivatives and Hedging Activities”) and Item 7A. Quantitative and Qualitative Disclosures About Market Risk of our Form 10-K provide sufficient information with respect to risk from geographic concentration or counterparties for financial instruments other than accounts receivable. For example, in the first paragraph of Footnote 4, we state:
“The Company’s derivative instruments expose the Company to credit risk to the extent that the counterparties may be unable to meet the terms of the agreement. The Company seeks to mitigate such risk by limiting its counterparties to major financial institutions and by spreading the risk across several major financial institutions. In addition, the potential risk of loss with any one counterparty resulting from this type of credit risk is monitored by the Company on an ongoing basis.”

Note 11. Provision for Income Taxes, page F-41

4.
Please clarify to us how the proportion of income before provision for income taxes from international sources correlates to the amount of foreign tax rate differential included in the effective income tax rate reconciliation. As part of your response, please provide us with a breakdown of income before provision for income taxes for each of your foreign subsidiaries, the statutory tax rate in each of these foreign jurisdictions, and the amount of income taxes you have provided for in each of these foreign jurisdictions.

Response: The Company has operations which constitute a taxable presence in multiple countries outside of the United States. All of these countries had income tax rates that were lower than the United States federal tax rate during the periods reported. The jurisdictional location of earnings is a significant component of our effective tax rate each year. The rate impact of this component is influenced by the specific location of non-U.S. earnings and the level of our total earnings. From period to period, the jurisdictional mix of earnings can vary as a result of operating fluctuations in the normal course of business, as well as the extent and location of other income and expense items. The foreign income tax rate differential that is included above in the reconciliation of the effective tax rate includes the difference between tax expense calculated at the U.S. federal statutory tax rate of 35% and the expense accrued based on lower statutory tax rates that apply in the jurisdictions where the income or loss is earned.

We have disclosed the most significant countries in which we have operations that have a meaningful impact on incomes taxes from international sources. When we considered Rule 4-08(h)(2) of Regulation S-X, we interpreted our foreign tax expense as one distinct component, which we have disclosed in our rate reconciliation. We note that the regulation does not specify the level of disaggregation necessary or appropriate for a component, and we concluded that our presentation was consistent with Rule 4-08(h)(2) and adequately informative to the reader of our financial statements.

However, in light of the Staff’s comment, we will add the following disclosure in future filings:

“The Company’s earnings and taxes resulting from foreign operations are largely attributable to our Irish, Chinese, Israeli and Japanese entities. Earnings in these countries, where tax rates are lower than the U.S. notional rate, contributed to the majority of the reduction noted.”

**********

The Company acknowledges that the adequacy and accuracy of the disclosures in its filing with the Commission are the responsibility of the Company. The Company acknowledges that Staff comments or changes to disclosures in response to Staff comments do not foreclose the Commission from taking any action with respect to the filing. The Company also acknowledges that Staff comments may not be asserted as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States. We appreciate the Staff’s assistance in this process and would be pleased to discuss with you at your earliest convenience any additional comments the Staff may have.

Please direct any questions or comments regarding this filing to the undersigned at (408) 801-1516, or our Chief Legal Officer, Eric Whitaker at (408) 801-1860.

Yours truly,
/s/ Judy Bruner
Judy Bruner EVP, Administration & Chief Financial Officer SanDisk Corporation